DAVISSON & ASSOCIATES, PA

ATTORNEYS AND COUNSELORS AT LAW

3649 BRUNSWICK AVENUE NORTH

MINNEAPOLIS, MINNESOTA 55422

TELEPHONE (612) 242-2622

July 20, 2021VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

450 Fifth Street N.W.

Washington, DC 20549

Attention: Mr. Karl Hiller, Accounting Branch Chief

Mr. Mark Wojciechowski, Staff Accountant

Ms. Liz Packebusch, Staff Attorney

Mr. Kevin Dougherty, Staff Attorney

Mr. John Coleman, Mining Engineer

Re: Santa Fe Gold Corporation

Registration Statement on Form 10-12g

Filed Originally filed on May 14, 2021,

withdrawn and refiled on July 20, 2021

File No. 000-20430

To the Reviewing Staff Members of the Commission:

We serve as counsel to Santa Fe Gold Corporation (the “Company” or “Registrant”). The Registrant filed a Registration Statement with the Commission on Form 10-12g.  After approximately 30 days the Staff provided a comment letter to the Registrant’s CFO, Steve Antol.  Registrant had prepared its answers and an amended Form 10-12g that addressed the comments. The Registrant then prepared both answers to the comments as well amendments to the Registration Statement and was edgarizing as the 60th day approached when the Registration Statement would automatically become effective.  The Commission Staff, left with very little review time, was concerned that the Amended Registration Statement would go effective with unresolved comments; and so, encouraged the Respondent to withdraw it before the 60th day.  The Respondent expressed its own concerns with that course of action but was assured with how the Staff proposed that a refilling would be handled and then withdrew as requested.  First, although technically a new filing, for review purposes, it would be treated as though the comments had just been sent. This made sense after being told that it would be the same people on the review team assigned to the Registrant for a new filing.  So the Registrant could simply take references to the amendments out of the Form 10-12g but leave the changes intact. Then send its

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response letter, this letter, along with the new filing and send the supplemental materials through Kiteworks as was originally planned. Finally, the Respondent understands, and the Staff confirmed, that if it is able to resolve the Staff’s comments well before the automatic effective date, that there was a way to have the Registration Statement declared effective early.

This letter is in response to the Staff’s letter dated June 10, 2021 to Steve Antol, the Registrant’s Chief Financial Officer and Director.  Mr. Antol has referred the Staff’s letter to us for response. In that regard, on behalf of Santa Fe Gold Corporation, we respond to the comments in the Staff’s letter with respect to the Company’s Form 10-12g Registration Statement originally filed with the Commission on May 14, 2021, withdrawn and then refilled on July 20, 2021. The Staffs’ comments are addressed below and, where appropriate, in the Registration Statement of Santa Fe Gold Corporation filed on Form 10-12g with the Commission on July 20, 2021.

Form 10-12g filed July 20, 2021

Business

Company Subsidiaries,

Operations and Properties

Mineral Acquisitions, LLC, page 6

1.Comment:

We note your disclosure of the arrangement to acquire certain mining claims and associated rights and interests in New Mexico. You explain that you have agreed to pay $2,500,000 for the Billali Mine and $7,500,000 for the Jim Crow Imperial Mine, although you also explain that as of the date of filing your registration statement, you have paid just $675,000 on the $10 million obligation and are in default on payments aggregating $50,000.

You state that "Title and all rights and interest in the properties will be conveyed under the agreements upon completion of the payments of the purchase prices of the properties." We also see that you have disclosure on page F-38 indicating you have subsequently determined that the agreement is a lease. Given the foregoing, we understand that you have not obtained ownership of the properties.

Please expand your disclosures about these properties under this heading and elsewhere in the filing to clarify the status of your interests and to discuss the implications of being in default on your payment obligations. For example, discuss the rights of the seller to cancel the agreements and to retain the amounts you have paid, and any provisions governing the time frame under which you may be entitled to cure events of default.

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Securities & Exchange Commission

July 20, 2021

Response:

With respect to the Commission Staff’s Comment Number 1, the disclosures have been expanded in the Registrant’s Registration Statement filed on Form 10-12g.  Note that the treatment of a purchase as a “lease” is an allowed accounting treatment that is based on the ability of the Registrant to cancel the purchase at will, it does not mean that it is actually a lease. There is a benefit to this treatment at this time while the Registrant is an exploration stage company, without disclosed reserves. If the agreement were to be treated as a “purchase” there would need to be a corresponding liability and then, because there are not disclosed reserves, the Registrant would likely be required to take a charge to impairment which would mean that the liability would be greater than the asset. Since the agreement may be terminated at will by the Registrant and ownership does not pass until all payments have been made, this treatment isn’t just more favorable, the Registrant believes it is more accurate in light of the likely requirement of an impairment charge.

At the time of filing Form 10-12g, the Company has paid a total of $800,000 under the agreement as of June 30, 2021 and the July 1, 2021 is currently due. In the filing the Company has addressed the implications of the Company terminating or defaulting on the agreement on pages 7 and 8 as follows. The Company considers the agreement a Right of Use (“ROU”) asset lease under the terms of the agreement.

Based upon the terms of the ROU agreement, the Company does not have ownership of the properties and the ROU agreement provides for ownership transfer upon completion of all payments. The Company has the right to terminate the ROU agreement at any time by written notice to the seller. Upon such termination by the Company, all right, title and interest of the Company under the ROU agreement will terminate with respect to the mines and water lease. The Company would be relieved of all further obligations as set forth in the ROU agreement except for any obligations which accrued prior to such termination. Upon such termination, the Company may not make any claims as to the right to reimbursement, set-off, other payment or other return of value paid by the Company for any improvements and any capitalized cost that has not been amortized on the Company’s books, would be written off to expense.

If the Company has breached the ROU agreement, the seller is required to notify the Company in writing of the specific breach. If the alleged breach is not cured within 30 days after the notice of default is given or if the Company has neither 1.) commenced to cure the alleged breach or 2.)diligently completed such cure, then the seller may terminate the agreement by delivering the Company written notice of such termination, provided, however, that in the event the Company challenges the legitimacy of the alleged breach and/or the claimed failure to cure or to commence curing, the Company may give written notice to the seller within such 30-day period setting forth such fact. If Seller gives written notice within 15 days of the Company’s notice that it rejects the Company’s position, then

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the ROU agreement, as amended, shall not be terminated until there is a final judicial determination by a court of competent jurisdiction that a default exists. However then if the Company satisfies any final judgment within 30 days following its entry, the ROU agreement, as amended, is not terminated. If the seller does not provide notice of a breach to the Company, the seller is deemed to be in agreement that the Company is not in breach of the ROU agreement, as amended.

Item 3. Properties, page 34

2.Comment:

We note that you present mineral property disclosures based on Industry Guide 7. Please note that you will need to include the mineral property disclosures that are required under Items 1300 to 1305 of Regulation S-K if your filing is not effective prior to July 1, 2021.

Please refer to the Answer to Question 155.03 of our Compliance and Disclosure Interpretations (C&DIs) for Regulation S-K, if you require further clarification or guidance regarding compliance dates. This C&DI may be viewed on our website at the following address: https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

With respect to the Commission Staff’s Comment Number 2, the Registrant has taken the position that its Registration Statement will be effective after June 30, 2021, the end of its fiscal year and it has therefore made amendments to it throughout and specifically in Items 1, 1A, 2 and 3 so that those sections are compliant with Regulation S-K 1300 et. seq..  The Registrant further states that it is an “exploration stage” company that holds only “exploration stage properties;” and as such, the applicable differences between Industry Guide 7 and Regulation S-K 1300 et.seq. are minimal in their affect on the Registrant, as an exploration stage company, at this point.  There were references to Industry Guide 7 in Item 1, Item 1A, Item 2 and Item 3 and as stated, those references have been replaced in the Registration Statement filed on Form 10-12g with references to Regulation S-K 1300 et. seq.. Further, any information that had previously been disclosed that now requires certification from a qualified person under Regulation S-K 1300 has been removed in this Registration Statement filed on Form 10-12g. We have also updated the Registrant’s Registration Statement in Form 10-12g so that where there had been terms used that have specific legal definitions under Regulation S-K 1300, those terms were replaced with non-definitional terms if they had meanings that were not intended and where the definitions were used correctly under Regulation S-K 1300, they have now been used.

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Securities & Exchange Commission

July 20, 2021

With respect to the notes to the Registrant’s financial statements, because the notes to the financial statements relate to reporting periods that are prior to the date that the Registrant is required to comply with Regulation S-K 1300, the notes to its financial statements for the fiscal years ending June 30, 2019 and 2020 as well as the interim period ending March 31, 2021, that have references to Industry Guide 7, have not been changed because they are correct for the periods reported. Nevertheless, Regulation S-K 1300 has been discussed in those notes where it was appropriate or helpful.

Finally, the Registrant made the determination that each of its three properties in which it has mineral interests are material based on the funds used and committed for the acquisition of the mineral rights for each of the three properties. The Registrant has made the disclosure as required for an exploration stage company and none of the revised disclosure requires certification from a qualified person because there were not disclosures made that discuss the results of exploration (where mineral content and ore quality are discussed in numerical terms).

3.Comment:

Please revise the first sentence of the second paragraph on page 34 to more clearly express the number of unpatented claims, without the various references to patented claims, which are described separately in the first paragraph. Please also revise disclosures throughout your filing as necessary to resolve inconsistencies concerning the number of claims on your properties. For example, on page 34 you state that you have eight patented claims related to the Jim Crow Imperial Mine, while on page 35 you reference seven patented claims for this mine. Additionally, on page 34 you state that you have eighty-nine unpatented claims for the Alhambra property, while on pages 42 and 43 you list eighty- two unpatented claims for this property. Please also expand your disclosures as necessary to include the total acreage for each property.

Response:

With respect to the Commission Staff’s Comment Number 3, this Comment has been addressed by separating the discussion of patented claims and unpatented claims. In the Registration Statement filed on Form 10-12g, under Item 3 the first paragraph only describes the patented claims, where they are held as well as the named property to which they relate. The second paragraph only describes unpatented claims where they are held as well as the named property to which they relate. These have been separated from the discussion of The Mining Law of 1872 which follows. Thereafter with respect to each material property, the three primary properties are described in compliance with Regulation S-K 1300 et. seq. Finally, the Staff’s comment is addressed throughout the document and the inconsistencies in numbers of claims is corrected.

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Securities & Exchange Commission

July 20, 2021

Certain Relationships and Related Transactions, page 48

4.Comment:

We note your disclosure that since July 2019, Nataliia Mueller, wife of Mr. Mueller, has been paid an annual wage of $60,000 as an assistant to the CFO. Please confirm if Mrs. Mueller continues in the role of assistant to the CFO and at that same wage now that your CFO is Mr. Antol.

Response:

With respect to the Commission Staff’s Comment Number 4, when Mr. Antol became the Registrant’s CFO, Ms. Mueller continued in the role of assistant to the CFO who is now Mr. Antol and at the same wage as she had been paid as assistant to Mr. Mueller when he was CFO. The Staff’s Comment has been addressed in the Registrant’s Registration Statement filed on Form 10-12g.

Summary Compensation Table, page 48

5.Comment:

Please revise your tabular information to include Mr. Adair's compensation for the period    ended June 30, 2020 as recited in the Director's Agreement in Exhibit 10.8. Refer to Item 402(r)(2) of Regulation S-K.

Response:

With respect to the Commission Staff’s Comment Number 5, the Staff’s Comment has been addressed in Item 6 of the Registrant’s Registration Statement filed on Form 10-12g by making the appropriate additions.

Financial Statements and Exhibits, page 53

6.Comment:

Please file all of the exhibits required to comply with Item 601(b)(10) of Regulation S-K. For example, it appears that you should file the August 2017 Stock Purchase Agreement covering your acquisition of Bullard’s Peak Corporation and the related patented and unpatented claims in the Black Hawk district of New Mexico, under which you have granted a 2% net smelter return in perpetuity on all patented and unpatented claims, as mentioned on page 5.

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Securities & Exchange Commission

July 20, 2021

Response:

With respect to the Commission Staff’s Comment Number 6, the Registrant has added Exhibits 10.11, 10.12, 10.13 and 10.14 in its Registration Statement filed on Form 10-12g.

Annual Financial Statements

Note 16 - Summary of Gain on Debt Extinguishment, page F-22

7.Comment:

We understand from your disclosures under this heading and the corresponding details in Notes 6 and 7 that you derecognized liabilities amounting to $12,507,540 during your 2019 fiscal year based on the opinion of legal counsel that you have no outstanding obligation under two "finance facilities" due to a statute of limitations in British Columbia, Canada. Please expand your disclosure to identify legal counsel rendering the opinion and to clarify the scope of the opinion.

For example, indicate if in rendering the opinion, legal counsel expresses a view about whether the circumstances, with regard to the statute of limitations, constitute a "judicial release" from liability, as would ordinarily be required to support derecognition pursuant to FASB ASC 405-20-40-1(b), and whether British Columbia is the only jurisdiction governing enforceability of the agreements. If the opinion does not address the criteria utilized in the accounting guidance or exclusive jurisdiction, tell us how you propose to support the accounting that you have applied in removing the liabilities from your financial reports.

Please submit the legal opinion as supplemental material for our review, along with the agreements covered by the opinion as referenced on pages F-14 and F-15, i.e. the Bridge Loan Agreement with Tyhee Gold Corp., Gold Stream Agreement with Sandstorm, and Commodity Supply Agreement.

Response:

With respect to the Commission Staff’s Comment Number 7, the following disclosures have been added.

With respect to the aggregate $8,337,127 in liabilities that we had been carrying, based on the Gold Stream Agreement and among Santa Fe Gold Corporation, Santa Fe Gold Corporation (Barbados), Lordsburg Mining Company Sandstorm Resources, Ltd and Sandstorm Resources, Ltd.(Barbados) (which included funds loaned by the Sandstorm parties), and an aggregate of $4,170,413 in liabilities that we had been carrying based on the bridge loan agreement between Santa Fe Gold Corporation and Tyhee Gold Corp, the Law Firm in British Columbia, Canada, provided a legal opinion citing as its basis, 1) the

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fact that both the purchase agreement and the loan agreement have provisions stating that they are to be construed and interpreted under the laws of British Columbia Canada. Section 6(1) of the British Columbia Limitations Act specifically states that a court proceeding in respect of a claim must not be commenced more than 2 years after the day on which the claim is discovered.

Section 8 of that act continues by stating that "a claim is discovered by a person the first day on which the person knew or reasonably ought to have known all of the following (that injury, loss or damage had occurred, (b) that injury loss or damage was caused by or contributed to by an act or omission, (c) that the act or omission was that of the person against whom the claim is or may be made, and (d) that having regard to the nature of the injury, loss or damage, a court proceeding would be an appropriate means to seek to remedy the injury, loss or damage." Then Section 24(1) states in that the two-year period can be extended but Section 24(6) requires that the claim be made under the Canadian Bankruptcy and Insolvency Act.  The opinion letter states that they law firm did not find any such proceeding or judicial claim made.  Therefore, since the claim "may not be commenced more than two years after the day it was discovered (the date of default notice)" (emphasis added), any attempt to commence such claims would be considered frivolous and without merit, leaving the attorney and putative plaintiff open to having judicial sanctions levied against them.

It is worth noting that Sandstorm Gold, which is a publicly traded company, has stated on page 85 in its annual report for 2015, that it has written off the sum of $3.3 million due from Santa Fe Gold Corporation, which represented the loan balance under the Gold Stream Agreement (“the Agreement”) with the Company. The Annual Report in fact, mentioning the Registrant by name. The other liability amounts accrued under the Agreement on the  Santa Fe’s books and written off included accrued loan interest and a liability for undelivered mined gold due Sandstorm under the Agreement. With respect to the other liability in the amount of $4,170,413, that Tyhee Gold Corporation filed for Bankruptcy in May 2017 and since the Bankruptcy Trustee did not pursue this liability, undoubtedly because the expiration of the statute of limitations period had run, this lack of action affirms the Registrant's position and the legal opinion in concluding that these liabilities are no longer enforceable against the Registrant.

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Securities & Exchange Commission

July 20, 2021

8.Comment:

We note your disclosure under Risk Factors on page 17 explaining that $20 million of indebtedness outstanding on senior notes and unsecured claims were reinstated after the dismissal of your bankruptcy petition in June 2016 because you did not provide a plan of reorganization.

However, you explain that a significant portion of these liabilities were subsequently written off because they "became time barred from collection by virtue of the 2-year limitation period imposed by statute of limitations for the Provence of British Columbia...," based on a legal opinion that you received.

Tell us the total amount of liabilities that you have written off based on this rationale, and for those that are incremental to the amounts listed in Note 16 on page F-22, provide us with details including descriptions and dates of the agreements, and the amounts and periods reflecting your recognition of gains.

Please also clarify whether the same legal counsel rendered the legal opinions for all such liabilities derecognized.

Response:

With respect to the aggregate $8,337,127 in liabilities that we had been carrying, based on the Gold Stream Agreement among Santa Fe Gold Corporation, Santa Fe Gold Corporation (Barbados), Lordsburg Mining Company Sandstorm Resources, Ltd and Sandstorm Resources, Ltd.(Barbados) (which included funds loaned by the Sandstorm parties), and an aggregate of $4,170,413 in liabilities that we had been carrying based on the bridge loan agreement between Santa Fe Gold Corporation and Tyhee Gold Corp, the Law Firm in British Columbia, Canada, provided a legal opinion citing as its basis, the fact that both the purchase agreement and the loan agreement have provisions stating that they are to be construed and interpreted under the laws of British Columbia Canada.

Section 6(1) of the British Columbia Limitations Act specifically states that a court proceeding in respect of a claim must not be commenced more than 2 years after the day on which the claim is discovered.

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Section 8 of the Limitations Act continues by stating that "a claim is discovered by a person the first day on which the person knew or reasonably ought to have known all of the following (that injury, loss or damage had occurred, (b) that injury loss or damage was caused by or contributed to by an act or omission, (c) that the act or omission was that of the person against whom the claim is or may be made, and (d) that having regard to the nature of the injury, loss or damage, a court proceeding would be an appropriate means to seek to remedy the injury, loss or damage."

Then Section 24(1) states in that the two-year period can be extended but Section 24(6) requires that the claim be made under the Canadian Bankruptcy and Insolvency Act. The opinion letters state that the law firms did not find any such proceeding or judicial claim made.  Therefore, since the claim "may not be commenced more than two years after the day it was discovered (the date of default notice)" (emphasis added), any attempt to commence such claims would be considered frivolous and without merit, leaving the attorney and putative plaintiff open to having judicial sanctions levied against them.

It is worth noting that Sandstorm Gold, which is a publicly traded company, has stated on page 85 in its annual report for 2015, that it has written off the sum of $3.3 million due from Santa Fe Gold Corporation, which represented the loan balance under the Gold Stream Agreement (“the Agreement”) with the Company. The Annual Report in fact, mentioning the Registrant by name. The other liability amounts accrued under the Agreement on the  Santa Fe’s books and written off included accrued loan interest and a liability for undelivered mined gold due Sandstorm under the Agreement. With respect to the other liability in the amount of $4,170,413, Tyhee Gold Corporation filed for Bankruptcy in May 2017 and since the Bankruptcy Trustee did not pursue this liability, undoubtedly because of the expiration of the statute of limitations period, this lack of action affirms the Registrant's position and the legal opinion in concluding that these liabilities are no longer enforceable against the Registrant.

With respect to the Commission Staff’s Comment Number 7 and specifically, the identity of the attorneys who drafted and provided the legal opinions that addressed the statute of limitations in British Columbia, Canada, the attorneys names are Charles Hethey, Esq. from O’Neill Law LLP. O’Neill Law LLP, a limited liability partnership of law corporation, working independently, in association with other lawyers and law corporations, under the name North West Law Group. Mr. Hethey, as an attorney licensed to practice law in the Province of British Columbia, was engaged by the Registrant.   The PCAOB Auditor for the Registrant, TAAD LLP, engaged attorney   Raman S. Atwal, Esq. from the Canadian law firm of Miller Thomson, LLP. Both lawyers were advised that the Registrant was seeking to write-off the outstanding liabilities resulting from two larger agreements, specifically 1.) the Purchase Agreement dated September 11, 2009 as amended, a related loan and accrued interest on the amounts referred to as the Sandstorm Liabilities that totaled $8,337,127.39 and 2.) a Loan Agreement with accrued interest totaling $$4,170,413 referred to as the Tyhee

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Securities & Exchange Commission

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Liabilities (not related to the Sandstorm Liabilities). Both the Sandstorm and Tyhee Liabilities were entered into based on two separate unrelated agreements with performance by different creditors in the Province of British Columbia and each creditor had a choice of law provision in its respective controlling agreement to have its agreement construed and interpreted in accordance with the laws of the Province of British Columbia, Canada. That is: Section 24(c) of the Purchase Agreement states that the Purchase Agreement:

“shall be construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein”; and

Section 1.7 of the Loan Agreement states the Loan Agreement:

“shall be governed by, and is to be construed and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada as are applicable therein.”

Both attorneys concluded that because of these choice of law provisions, only British Columbia Law applies and that means the British Columbia Limitations Act applies. As far as the matter of exclusivity that Comment alludes to, even if the creditors commenced litigation in another venue, a court in any other venue would be required to hear the case under and apply British Columbian, Canadian law.

Although the opinion letters don’t use the exact words “exclusive jurisdiction,” it is clear that, with respect to the statute of limitations period, British Columbia is the exclusive jurisdiction whose law applies. Then Section 6(1) of the Limitations Act in British Columbia states, “Subject to this [Limitations] Act, a court proceeding in respect of a claim must not be commenced more than 2 years after the day on which the claim is discovered.”  (emphasis added).   This is more than a defense against a claim, it is a prohibition, an absolute bar from starting an action in the first place.

With respect to the Commission Staff’s Comment Number 8, the legal counsel only rendered legal opinions for write-offs on the two finance facilities in British Columbia Canada referencing the Tyhee Gold Merger Agreement related liabilities aggregating $4,170,413 and the Sandstorm Gold Goldstream related liabilities aggregating $8,337,127.

These are the only amounts written-off under this legal rationale and submitted legal opinion. See Supplemental Material Emailed via Kiteworks to Karl Hiller.

Interim Financial Statements, page F-26

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Securities & Exchange Commission

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9.Comment:

Please revise your filing to include updated interim financial statements and related disclosures through March 31, 2021 to comply with Rule 8-08 of Regulation S-X.

Response:

With respect to the Commission Staff’s Comment Number 9, the unaudited financial statements for March 31, 2021 and related Statements of Operations, Cash Flow and Stockholders’ Deficit for the nine months then ended have been included in the Registration Statement filed on Form 10-12g.

Regards,

Peder K. Davisson